June 7, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Investment Company Blanket Bond No. 87015105B

Dear Sir or Madam:

Pursuant to requirements of paragraph (g)(1)(B) of Rule 17g-1 under the Investment Company Act of 1940, we enclose an executed copy of the above-referenced fidelity bond issued by ICI Mutual Insurance Company. Also enclosed is a copy of the current agreement pursuant to paragraph (f) of Rule 17g-1 and resolutions of the Boards of Directors approving the amount, type, form, coverage and premium of the Bond.

Had each of the Funds not been named as an insured under the joint insured bond, each Fund would have been required to provide and maintain a single insured bond in the amount listed below:

Waddell & Reed Advisors Asset Strategy Fund, Inc.	$1,000,000
Waddell & Reed Advisors Cash Management, Inc.	900,000
Waddell & Reed Advisors Continental Income Fund, Inc.	900,000
Waddell & Reed Advisors Fixed Income Funds, Inc.	750,000
Waddell & Reed Advisors Global Bond Fund, Inc.	750,000
Waddell & Reed Advisors High Income Fund, Inc.	1,000,000
Waddell & Reed Advisors International Growth Fund, Inc.	900,000
Waddell & Reed Advisors Municipal Bond Fund, Inc.	900,000
Waddell & Reed Advisors Municipal High Income Fund, Inc.	750,000
Waddell & Reed Advisors New Concepts Fund, Inc.	1,250,000
Waddell & Reed Advisors Retirement Shares, Inc.	900,000
Waddell & Reed Advisors Select Funds, Inc.	1,000,000
Waddell & Reed Advisors Small Cap Fund, Inc.	1,000,000
Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.	400,000
Waddell & Reed Advisors Vanguard Fund, Inc.	1,500,000
Waddell & Reed Advisors Funds, Inc.	2,500,000
W&R Target Funds, Inc.	2,500,000
Waddell & Reed InvestEd Portfolios, Inc.	600,000
Ivy Funds, Inc.	1,500,000
Ivy Funds	2,500,000

The premium has been paid for coverage through November 30, 2006.

Very truly yours,

/s/Frances E. Robinette
Frances E. Robinette
Mutual Funds Specialist